Item 1. Security and Issuer

This Amendment No. 6 to Schedule 13D relates to the Limited Partnership Units ("Units") of Pope Resources, Ltd. ("Issuer"), the principal executive office of which is located at 19245 10th Avenue NE, Poulsbo, WA 98370.


Item 2. Identity and Background


(a)The persons filing this statement are Private Capital Management, Inc. ("PCM"), Bruce S. Sherman, Michael J. Seaman, and Gregg J. Powers, collectively the "Reporting Persons." In addition, Miles C. Collier as sole owner of PCM, may be deemed to be a controlling person of PCM.

(b)The Reporting Persons' business address is 3003 Tamiami Trail North, Naples, FL 33940.

(c)PCM is a registered investment adviser under the Investment Advisers Act of 1940. PCM has the power and authority to make decisions to buy and sell securities on behalf of its clients. Bruce S. Sherman is President and director of PCM. As President of PCM, Mr. Sherman has the authority to direct the actions of PCM including the decisions to buy and sell securities. Mr. Seaman and Mr. Powers, as Vice Presidents of PCM, also serve on its investment committee.

Two members of Bruce Sherman's immediate family own units of the Issuer. Lori Sherman and Randi Sherman are Bruce Sherman's daughters and Bruce Sherman is the custodian for the accounts. Mr. Sherman has the power and authority to make decisions to buy and sell securities and to vote units on behalf of the family members.

Members of Michael Seaman's immediate family also own units of the Issuer. Michael Seaman, Phyllis Seaman, Sloane Seaman, and Ethel Seaman, the indirect beneficiary of the George Seaman Retirement Trust, are members of the same immediate family. Ethel Seaman is Michael Seaman's mother, Phyllis Seaman is Michael Seaman's wife, and Sloane Seaman is the daughter of Michael and Phyllis Seaman. Michael and Ethel Seaman are trustees of the George Seaman Retirement Trust, a Wasting Retirement Trust organized under the laws of the State of New York, and Michael Seaman is custodian for the account of Sloane Seaman. Mr. Seaman has the power and authority to make decisions to buy and sell securities and to vote units on behalf of these family members. Although Mr. Seaman does not control the investment activities of PCM, his substantial family interest in this security provides him a degree of internal influence regarding this investment. Because of these relationships, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

(d)The Reporting Persons have not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
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(e)The Reporting Persons have not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)PCM is a corporation organized under the laws of the state of Florida.  Bruce
S. Sherman, Michael J. Seaman, Gregg J. Powers and Miles C. Collier are U.S. Citizens.


Item 3. Source and Amount of Funds or Other Considerations


Since the filing of Amendment No. 5, PCM has purchased Units of the Issuer and has had Units of the Issuer withdrawn from management. PCM has acquired an additional 14,294 Units at an aggregate purchase price of $1,254,894 on behalf of its investment advisory clients. Also, PCM has had 1,000 Units withdrawn fromits management by investment advisory clients. The net effect of these transactions is an increase of 13,294 Units of the Issuer managed by PCM. Funds for these purchases were derived from the clients.

As previously reported, Mr. Sherman owns directly and individually 572 Units of the Issuer which he acquired with personal funds at a cost of $34,970. Randi Sherman directly and individually owns 403 Units of the Issuer which she acquired with personal funds at a cost of $24,480. Lori Sherman directly and individually owns 24 Units of the Issuer which she acquired with personal funds at a cost of $1,836.

As previously reported, The George Seaman Retirement Trust directly and individually holds 28,000 Units purchased with trust funds at an approximate cost of $657,561. Phyllis Seaman directly and individually owns 1,200 Units of the Issuer which she acquired with personal funds at a cost of $45,052. Sloane Seaman individually and directly owns 1,100 Units of the Issuer which she acquired with personal funds at an approximate cost of $36,853. The 30,000 Units owned as of Amendment #2 by the Seaman family were acquired prior to Michael Seaman's employment with PCM.

As previously reported, Gregg J. Powers owns directly and individually 300 Units of the Issuer which he acquired with personal funds at a cost of $19,650.


Item 4. Purpose of Transaction

The Shares for the Reporting Persons were acquired for investment purposes and the reporting persons contemplate additional investments in the Units and intend to evaluate their position from time to time in light of market conditions, price, receptivity of management of the Issuer to such purchases and other constraints.

Except as described above, the Reporting Persons currently have no plans or proposals which relate to or would result in the (a) acquisition by any person of additional securities of the Issuer or the disposition of securities of the
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Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

As a result of a continuing review of their investment in Units of the Issuer, the Reporting Persons may, based on future conditions or such review, alter its intentions with respect to the foregoing, including acquiring additional Units or disposing of Units now held or hereafter acquired.


Item 5.  Interest in Securities of the Issuer

(a)The Issuer's Notes To the March 31, 1995 Consolidated Financial Statements disclosed that a three month weighted average of 903,970 units were outstanding on March 31, 1995. PCM beneficially owns 209,436 Units on behalf of its clients which represents approximately 23.2% of the outstanding Units as disclosed at March 31, 1995. As President of PCM, Mr. Sherman may be deemed to be beneficial owner of Units in the PCM investment advisory accounts of clients. While the Reporting Persons may be deemed to beneficially own Units in the PCM investment advisory accounts of clients, the filing of this statement shall not be construed as an admission that such persons are the beneficial owners of any such securities. Included in the client total are Units held for the advisory account of Miles C. Collier, a controlling stockholder of PCM who has voting power oversuch Units. Such Units constitute less than 5% of the Issuer's outstanding Units. Mr. Sherman, Mr. Seaman and Mr. Powers disclaim beneficial ownership of the Units deemed to be beneficially owned by PCM.

As custodian and investment manager for the accounts of Lori Sherman and Randi Sherman, Mr. Sherman may be deemed to beneficially own Units in these accounts. Mr. Sherman disclaims beneficial ownership of these securities.

As trustee of the George Seaman Retirement Trust, custodian for the account of Sloane Seaman, and investment manager for the account of Phyllis Seaman, Michael Seaman may be deemed to beneficially own Units in these accounts. Mr. Seaman disclaims beneficial ownership of these securities.

The reporting persons collectively own 241,035 Units constituting 26.7% of the Issuer's outstanding Units.
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(b)PCM and Bruce Sherman have shared dispositive power with respect to the Units managed by PCM and do not have either sole or shared voting power with respect to such Units. Miles C. Collier has sole voting power with respect to the Units in his advisory account with PCM. Michael Seaman and Gregg Powers have no authority with respect to the Units managed by PCM.

Bruce S. Sherman holds sole dispositive and sole voting power with respect to the 572 Units held in his name. Bruce S. Sherman holds shared dispositive and shared voting power with respect to the 24 Shares held by Lori Sherman and the 403 Units held by Randi Sherman.

Michael J. Seaman holds shared dispositive and shared voting power with respect to the 28,000 Units held by The George Seaman Retirement Trust, the 1,200 units held by Phyllis Seaman, and the 1,100 Units held by Sloane Seaman.

Gregg J. Powers holds sole dispositive and sole voting power with respect to the 300 Units held in his name.

(c)The following table sets forth activity in the Units owned by PCM during the last 60 days:


Date      Shares  Price Per Unit  Transaction Effected

05/04/95   100     93.12           Open Market Purchase
05/04/95   100     90.12           Open Market Purchase
05/04/95   100     93.55           Open Market Purchase
05/11/95   300     85.13           Open Market Purchase
05/11/95   200     85.20           Open Market Purchase
05/15/95   300     84.63           Open Market Purchase
05/17/95   100     91.94           Open Market Purchase
05/17/95   200     90.54           Open Market Purchase
05/17/95   893     84.58           Open Market Purchase
05/18/95   100     91.97           Open Market Purchase
05/23/95   300     86.40           Open Market Purchase
05/23/95   200     86.20           Open Market Purchase
05/26/95   134     84.80           Open Market Purchase
06/05/95  1500     90.33           Open Market Purchase
06/05/95    40     85.50           Open Market Purchase
06/09/95   600     86.70           Open Market Purchase
06/09/95   400     86.60           Open Market Purchase
06/12/95   500     90.00           Open Market Purchase
06/13/95  1100     90.00           Open Market Purchase
06/14/95   200     86.20           Open Market Purchase
06/14/95   200     86.70           Open Market Purchase
06/14/95  1000     86.08           Open Market Purchase
06/15/95    27     85.98           Open Market Purchase
06/19/95  3000     89.08           Open Market Purchase

(d)PCM, an investment adviser registered under the Investment Advisers Act of 1940, pursuant to investment advisory contracts with its clients has sole power to dispose or to direct the disposition of the Units in the advisory accounts. The individual clients, none of whom individually owns beneficially more than 5% of the total class of such securities, have the right to receive or the power
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to direct the receipt of dividends from, and the proceeds from the sale of, the
Units. Miles C. Collier, a controlling stockholder of PCM, is individually a client of PCM, whose Units represent less than 5% of the total outstanding class of the Units of the Issuer and are included in those reported as beneficially owned by PCM.

Bruce Sherman has shared power to dispose or to direct the disposition of Units owned by Lori Sherman and Randi Sherman and the power to receive or direct the receipt of dividends from, and the proceeds from the sale of, the Units.


Michael and Ethel Seaman,as trustees of the George Seaman Retirement Trust, have shared power to dispose or to direct the disposition of the Trust's Units and the power to receive or direct the receipt of dividends from, and the proceeds from the sale of, the Units. Michael and Phyllis Seaman have shared power to dispose or to direct the disposition of Units owned by Phyllis and the power to receive or direct the receipt of dividends from, and the proceeds from the sale of, the Units. Michael Seaman and Sloane Seaman have shared power to dispose or to direct the disposition of Units owned by Sloane and the power to receive or direct the receipt of dividends from, and the proceeds from the sale of, the Units.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

(e)Not Applicable.

Other than the investment advisory contracts with its clients and the relationships as described in Item 5 above,the Reporting Persons are not parties to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Units, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Units.

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SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated June 19, 1995


PRIVATE CAPITAL MANAGEMENT, INC.



(Signature)
Bruce S. Sherman
President and Individually


(Signature)
Michael J. Seaman
V. President and Individually


(Signature)
Gregg J. Powers
V. President and Individually

                             AGREEMENT RELATING TO FILING OF
JOINT ACQUISITION STATEMENT PURSUANT
TO RULE 13d-1(f) OF THE SECURITIES
EXCHANGE ACT OF 1934

The undersigned Reporting Persons agree that Amendment No. 6 to Schedule 13D to which this Agreement is attached is filed on behalf of each one of them.


Dated:    June 19, 1995



PRIVATE CAPITAL MANAGEMENT, INC.


(Signature)
Bruce S. Sherman
President and Individually


(Signature)
Michael J. Seaman
V. President and Individually


(Signature)
Gregg J. Powers
V. President and Individually